UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.2)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp. (F/K/A Trimeris, Inc.)
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

896263100
(CUSIP Number)

Leo Kirby
667 Madison Avenue, 21st Floor
New York, NY  10065
(212) 339-5633
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER
SHARES		6,348,654(2)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		6,348,654(2)
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,348,654(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  The securities to which this Amendment No. 2 relates were acquired pursuant to an Agreement and Plan of Merger and Reorganization, dated June 13, 2011, by and among Trimeris, Inc., Synageva BioPharma Corp. and Tesla Merger Sub, Inc. (the “Merger Agreement”). See Item 6 of this Amendment No. 2 for a detailed explanation of the Merger Agreement.

(2) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker that are fully vested.   See Item 5 of this Amendment No. 2 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(3) Based on 17,490,564  shares of common stock outstanding as of November 2, 2011.

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CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER
SHARES		6,349,536(2)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		6,349,536(2)
PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,349,536(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 (1) The securities to which this Amendment No. 2 relates were acquired pursuant to an Agreement and Plan of Merger and Reorganization, dated June 13, 2011, by and among Trimeris, Inc., Synageva BioPharma Corp. and Tesla Merger Sub, Inc. (the “Merger Agreement.”  See Item 6 of this Amendment No. 2 for a detailed explanation of the Merger Agreement.

(2) Includes 22,002 shares of common stock underlying options issued to Felix J. Baker that are fully vested.  See Item 5 of this Amendment No. 2 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(3) Based on 17,490,564  shares of common stock outstanding as of November 2, 2011.

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Amendment No. 2to Schedule13D

This Amendment No. 2 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 27, 2004, as amended by Amendment No. 1 filed on June 17, 2011 (“Amendment No. 1”).  Except as specifically provided herein, this Amendment No. 2 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendment referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 1. Security and Issuer

In connection with the completion of the Merger (as defined and discussed in Item 6 below), the Issuer changed its name from “Trimeris, Inc.” to “Synageva BioPharma Corp.”, and the stock of the combined company following the Merger began trading on the Nasdaq Global Market under the symbol “GEVA.”

Item 2. Identity and Background

    This statement is being filed by Julian C. Baker and Felix. J. Baker (each, a “Reporting Person”), each of whom is United States citizen. Set forth below is certain information with respect to each Reporting Person.

Name	Business Address	Present Principal Occupation

Julian C. Baker	667 Madison Avenue New York, NY 10065	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

Felix J. Baker	667 Madison Avenue New York, NY 10065	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

During the last five years, none of the Reporting Persons has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 3.

Item4. Purpose of Transaction.

The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons continuously assess Synageva BioPharma Corp.’s (the “Issuer”)  business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of common stock of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the shares of common stock and/or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

           Except as set forth herein or in the previous amendment to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item5. Interest in Securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. Such information is based upon 17,490,564 shares of common stock outstanding as of November 2, 2011.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

Pursuant to the Merger (as defined and discussed in Item 6 below), Baker/Tisch Investments, L.P. received: 8,821 shares of the Issuer’s common stock in exchange for 21,381 shares of Synageva BioPharma Corp.’s Series A-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 56,954 shares of the Issuer’s common stock in exchange for 138,047 shares of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 53,754 shares of the Issuer’s common stock in exchange for 130,290 shares of Synageva BioPharma Corp.’s Series C-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); and 55,187 shares of the Issuer’s common stock in exchange for 133,761 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger, Baker Bros. Investments, L.P.  received 5,292 shares of the Issuer’s common stock in exchange for 12,829 shares of Synageva BioPharma Corp.’s Series A-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); Baker Bros. Investments, L.P. received 65,533 shares of the Issuer’s common stock and Baker Bros. Investments II, L.P. received 11,608 shares of the Issuer’s common stock in exchange for 158,841 and 28,139 shares, respectively, of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); Baker Bros. Investments, L.P. received 64,506 shares of the Issuer’s common stock and Baker Bros. Investments II, L.P. received 11,978 shares of the Issuer’s common stock in exchange for 156,348 and 29,035 shares, respectively, of Synageva BioPharma Corp.’s Series C-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); and Baker Bros. Investments II, L.P. received 474 shares of the Issuer’s common stock in exchange for 1,145 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger, 667, L.P. received: 123,591 shares of the Issuer’s common stock in exchange for 299,562 shares of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 127,527 shares of the Issuer’s common stock in exchange for 309,102 shares of Synageva BioPharma Corp.’s Series C-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); and 1,046,755 shares of the Issuer’s common stock in exchange for 2,537,124 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger, 14159, L.P. received: 7,932 shares of the Issuer’s common stock in exchange for 19,227 shares of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 8,185 shares of the Issuer’s common stock in exchange for 19,840 shares of Synageva BioPharma Corp.’s Series C-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); and 90,457 shares of the Issuer’s common stock in exchange for 219,249 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger, Baker Brothers Life Sciences, L.P. received: 244,194 shares of the Issuer’s common stock in exchange for 591,880 shares of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 251,971 shares of the Issuer’s common stock in exchange for 610,730 shares of Synageva BioPharma Corp.’s Series C-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); and 3,253,761 shares of the Issuer’s common stock in exchange for 7,886,471 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger, FBB Associates received: 8,821 shares of the Issuer’s common stock in exchange for 21,381 shares of Synageva BioPharma Corp.’s Series A-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 109,223 shares of the Issuer’s common stock in exchange for 264,735 shares of Synageva BioPharma Corp.’s Series B-2 Preferred Stock (on an as-converted to Former Synageva common stock basis); 17,418 shares of the Issuer’s common stock in exchange for 42,219 shares of Synageva BioPharma Corp.’s Series D-2 Preferred Stock (on an as-converted to Former Synageva common stock basis).

Pursuant to the Merger Felix J. Baker, received two options of the Issuer, with an exercise price of $2,350 per share, in exchange for two options of Synageva BioPharma Corp. The options are currently exercisable for two shares of the Issuer’s common stock (on an as-converted to Former Synageva common stock basis).

All of the exchange transactions described in this paragraph were based on an exchange ratio of 0.413 and are shown after giving effect to the Reverse Stock Split (as defined in Item 6 below).

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Set forth in the table below is the aggregate number of shares of common stock of the Issuer beneficially held, including shares that may be acquired upon exercise of certain options as of the date hereof by each of the following, together with the percentage of outstanding shares of common stock that such number represents based upon 17,490,564 shares outstanding as of November 2, 2011.

Name	Number of Shares	Percent of Class Outstanding
Baker/Tisch Investments, L.P.	206,800	1.2%
Baker Bros. Investments, L.P.	165,213	0.9%
Baker Bros. Investments II, L.P.	165,213	0.3%
677, L.P.	1,548,489	8.8%
14159, L.P.	106,650	0.6%
Baker Biotech Fund II (A), L.P.	100,490	0.6%
Baker Brothers Life Sciences, L.P.	4,000,451	22.8%
FBB Associates	143,462	0.8%
Julian C. Baker	6,348,654	36.3%
Felix J. Baker	6,349,536	36.3%

Total	6,371,156	36.3%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships and general partnership listed in the table above (the “Controlled Entities”), the Reporting Persons may each be deemed to be beneficial owners of shares of common stock owned by such entities and may be deemed to have power to vote or direct the vote and to dispose or direct the disposition of such securities. The Reporting Persons disclaim beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 2 relates, and this Amendment No. 2 shall not be deemed an admission that either of the Reporting Persons is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

Item6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

On November 2, 2011, Tesla Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Trimeris, Inc., a Delaware corporation (“Trimeris”), completed its previously announced merger (the “Merger”) with and into Synageva BioPharma Corp., a Delaware corporation (“Synageva”). The Merger was effected pursuant to an Agreement and Plan of Merger and Reorganization, dated June 13, 2011, by and among Trimeris, Synageva, and Merger Sub (the “Merger Agreement”). All capitalized terms used in this Item 6 but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Synageva capital stock was converted into the right to receive approximately 0.413 shares of Trimeris common stock (the “Exchange Ratio”). In addition, at the Effective Time: (i) all outstanding options to purchase shares of Synageva common stock were assumed by Trimeris and converted into options to purchase shares of Trimeris common stock, in each case appropriately adjusted based on the Exchange Ratio; and (ii) all outstanding warrants to purchase shares of the capital stock of Synageva were assumed by Trimeris and converted into warrants to purchase shares of Trimeris common stock, in each case appropriately adjusted based on the Exchange Ratio. As of the Effective Time, former stockholders of Synageva held approximately 75% of the combined company, calculated on a fully-diluted basis, and former stockholders of Trimeris held approximately 25% of the combined company, calculated on a fully-diluted basis, in each case excluding those shares of Trimeris held by the former Synageva stockholders immediately prior to the Effective Time. No fractional shares of Trimeris common stock will be issued in connection with the Merger. Instead, Synageva stockholders will be entitled to receive cash in lieu of any fractional shares of Trimeris common stock that such stockholders would otherwise be entitled to receive in connection with the Merger. Pursuant to the terms of the Merger Agreement, stockholders of Synageva, including the Reporting Persons and the Controlled Entities, as applicable, will be subject to a staggered six-month lock-up on the sale of shares of Trimeris common stock received in the Merger, with the sale restrictions lapsing for 25% of the shares received in the Merger on the 90th day and an additional 25% on each of the 120th day, 150th day and 180th day following the Effective Time, such that all sale restrictions imposed by the lock-up shall terminate on the 180th day following the Effective Time.

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The foregoing description of the Merger Agreement and the Merger is not complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which was attached as Exhibit A to Amendment No. 1, the terms of which are incorporated herein by reference.

Additionally, according to the Issuer’s Current Report on Form 8-K filed with the SEC on November 3, 2011 (the “8-K”), as contemplated by the Merger Agreement and as approved by Trimeris’ stockholders, on November 2, 2011, Trimeris filed a Certificate of Amendment to its Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to (i) effect a reverse stock split (the “Reverse Stock Split”) of Trimeris common stock at a ratio of 1:5 and (ii) change its name from “Trimeris, Inc.” to “Synageva BioPharma Corp.”

Also according to the 8-K, as a result of the Reverse Stock Split, each five shares of Trimeris common stock issued and outstanding immediately prior to the Reverse Stock Split were automatically combined into and became one share of Trimeris common stock. No fractional shares of Trimeris common stock were issued as a result of the Reverse Stock Split and any Trimeris stockholder who otherwise would have been entitled to receive fractional shares was entitled to receive cash in an amount, without interest, determined by multiplying such fraction of a share by $15.35, the closing price of a share of Trimeris common stock on the Nasdaq Global Market on November 2, 2011, after giving effect to the Reverse Stock Split. Also, as a result of the Reverse Stock Split, the per share exercise price of, and the number of shares of common stock underlying, Issuer stock options, warrants and other derivative securities outstanding immediately prior to the Reverse Stock Split were automatically proportionally adjusted based on the one-for-five split ratio in accordance with the terms of such options, warrants or other derivative securities, as the case may be.

After giving effect to the Reverse Stock Split and the Merger, Trimeris had 17,490,564 shares of common stock outstanding. The Reverse Stock Split did not alter the par value of the Trimeris common stock or modify any voting rights or other terms of the common stock.

On November 2, 2011, upon completion of the Merger, Julian C. Baker resigned from the board of directors of the combined company (the “Board”).  Felix J. Baker will continue to serve as a member of the Board and Stephen R. Biggar, an employee of Baker Bros. Advisors, LLC, an affiliate of the Reporting Persons and the Controlled Entities, will also serve as a member of the Board.

Item7.  Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2011

Date	By:	/s/ Julian C. Baker
Julian C. Baker

	By:	/s/ Felix J. Baker
Felix J. Baker

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EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement, dated November 9, 2011, as required by Rule 13d-1(k) under the Exchange Act.

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